

September 19, 2014

Via E-mail
Mr. Frank R. Martire
Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-16427**

Dear Mr. Martire:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2013

Our business is subject to the risks of international operations, including movements in foreign currency exchange rates..., page 16

1. We note your disclosure on page 36 that $368.9 million of your $547.5 million cash and cash equivalents as of December 31, 2013 "is held by your foreign entities and would generally be subject to U.S. income taxation upon repatriation to the U.S." Please tell us what consideration you gave to discussing the risks related to repatriation of funds and the effect this could have in your company's liquidity. In this regard, we note your disclosure that "[y]our international operations represent approximately 21% of total 2013 revenues." If you consider this risk to be material, please tell us what your future disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Lopéz-Molina, Staff Attorney, at (202) 551-3792 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding the above comment. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief